Exhibit 99.4

Supplementary Information:
Reconciliation of Canadian and United States Generally Accepted
Accounting Principles - Unaudited
(In Canadian dollars)

LORUS THERAPEUTICS INC.
For three and nine months ended February 28, 2010 and 2009

SUPPLEMENTARY INFORMATION
Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Unaudited
Three and nine months ended February 28, 2010 and 2009

The unaudited interim consolidated financial statements of Lorus Therapeutics Inc. as at February 28, 2010 and for the three and nine months ended February 28, 2010 and 2009 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") which differ in some respects from accounting principles generally accepted in the United States ("U.S. GAAP").  The following reconciliation identifies material differences in the Company's unaudited interim consolidated statements of operations and comprehensive income and consolidated balance sheets.  The unaudited interim financial statements, including this Supplementary Information, follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2009.  These statements should be read in conjunction with the audited consolidated financial statements, including the Supplementary Information for the year ended May 31, 2009.

(a)	Consolidated statements of operations and comprehensive income (unaudited):

(amounts in 000's)	Three months ended February		Nine months ended February
	2010	2009	2010	2009
Earnings (loss) for the period per Canadian GAAP	$(1,343)	$(2,469)	$7,151	$(6,965)

Gain on repurchase of convertible debentures and transfer of assets (i)	-	-	328	-

Accretion of convertible debentures (i)	-	336	54	889

Amortization and write-off of debt issue costs (i)	-	(9)	(4)	(38)

Stock-based compensation expense (ii)	(19)	(9)	(13)	(30)

Short-term investments (iii)	-	(6)	(3)	(6)
Earnings (loss) for the period per U.S. GAAP	(1,362)	(2,157)	7,513	(6,150)
Other comprehensive income:
Unrealized gain on short-term investments (iii)	-	6	3	6
Earnings (loss) for the period and comprehensive income per U.S. GAAP	$(1,362)	$(2,151)	$7,516	$(6,144)
Basic and diluted earnings (loss) per share per U.S. GAAP	$-	$(0.01)	$0.03	$(0.03)

Under U.S. GAAP, the number of weighted average common shares outstanding for basic and diluted loss per share is the same as under Canadian GAAP.

SUPPLEMENTARY INFORMATION
Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Unaudited
Three and nine months ended February 28, 2010 and 2009

(b)	Consolidated balance sheets (unaudited):

February 28, 2010
		Adjustments
(amounts in 000's)	Canadian GAAP	Convertible Debentures	Stock Options	Other	U.S. GAAP
		(i)	(ii)	(iii)

Stock options	$(3,679)	$-	$3,679	$-	$-

Contributed surplus/ additional paid-in capital	(14,834)	3,757	1,429		(9,648)

Warrants	(1,026)	-	-	-	(1,026)

Accumulated other comprehensive loss	-	-	-	7	7

Deficit	$182,260	$(3,757)	$(5,108)	$(7)	$173,388

May 31, 2009
		Adjustments
(amounts in 000's)	Canadian GAAP	Convertible Debentures	Stock Options	Other	U.S. GAAP
		(i)	(ii)	(iii)

Deferred financing charges	$-	$65	$-	$-	$65

Secured convertible debentures	(14,448)	(444)	-	-	(14,892)

Equity portion of secured convertible debentures	(3,814)	3,814	-	-	-

Stock options	(3,845)	-	3,845	-	-

Contributed surplus/ additional paid-in capital	(10,744)	(57)	1,276	-	(9,525)

Warrants	(417)	-	-	-	(417)

Accumulated other comprehensive loss	-	-	-	10	10

Deficit	$189,411	$(3,379)	$(5,121)	$(10)	$180,901

SUPPLEMENTARY INFORMATION
Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Unaudited
Three and nine months ended February 28, 2010 and 2009

(i)	Convertible debentures:

On June 22, 2009, the Company reached a settlement with the debenture holders with respect to the purchase and settlement of the convertible debentures.

Under the agreement, Lorus purchased all of the convertible debentures from The Erin Mills Investment Corporation (“TEMIC “) for consideration that included a cash payment on close of the transaction of $3.3 million, the assignment of the rights under the license agreement with ZOR Pharmaceuticals Inc, LLC (“ZOR”), certain intellectual property associated with Virulizin and all of Lorus' shares in its wholly owned subsidiary, Pharma Immune, which held an equity interest in ZOR (the "Consideration").  Under the agreement, Lorus is entitled to 50% of any royalties received under the ZOR license agreement and 50% of the value of any transaction completed in territories not covered by the ZOR license agreement.  Lorus also retains a perpetual royalty free license for the animal use of Virulizin.  TEMIC will be fully responsible for all clinical and regulatory costs associated with the commercialization of Virulizin in territories not covered by the ZOR license agreement.  Lorus will assist TEMIC with certain agreed upon services.

As a result of the transaction, the Company recognized a gain on the repurchase of the debentures of $11.3 million reflecting the difference between the fair value of the debentures at the repurchase date, net of transaction costs of approximately $221 thousand, and the cash payment amount of $3.3 million. The gain on repurchase of the debentures does not result in income taxes payable as the Company has sufficient capital loss and non-capital loss carryforwards to shelter these gains.  Capital loss and non-capital loss carryforwards, and the associated valuation allowance have been reduced accordingly.  As a result of the settlement of the convertible debentures, the deferred financing charges amounting to $52 thousand were written off in the nine months ended February 28, 2010. As the carrying value of the convertible debenture was different under U.S, GAAP, as explained below, the Company recognized an additional gain of $328 thousand on the repurchase of the convertible debentures and transfer of assets including the write-down of the deferred financing charges compared to under Canadian GAAP in the nine months ended February 28, 2010.

Under Canadian GAAP, the conversion option embedded in the convertible debentures was presented separately as a component of shareholders' equity (deficiency).  Under U.S. GAAP, the embedded conversion option was not subject to bifurcation since, as a conventional convertible debt, the holder of the debentures may have only realized the value of the conversion option by exercising the option and receiving the entire proceeds in a fixed number of shares.  Accordingly, the conversion option was included in the carrying amount of the secured convertible debentures, presented as a liability resulting in a higher carrying amount of the convertible debenture than that measured under Canadian GAAP.  In accordance with U.S. GAAP, the warrants issued in connection with the convertible debentures financing were recorded as additional paid-in capital ("APIC") and a reduction to the proceeds from the issuance of convertible debentures.  The warrants were presented as a separate component of shareholders' equity (deficiency) for Canadian GAAP purposes.  Under U.S. GAAP, the Company allocated the total proceeds received from the issuance of the convertible debentures to the debt and warrant components based on their relative fair values.  The fair value of the warrants was determined based on an option pricing model.  The resulting allocation based on relative fair values on issuance of the convertible debentures resulted in the allocation of $13.9 million to the debt instrument and $1.1 million to the warrants.  The financing costs totalling $1.1 million related to the issuance of the convertible debentures were allocated on a pro rata basis to deferred financing charges of $964 thousand and to the warrants of $97 thousand.  This allocation resulted in the net amount allocated to the warrants of $1.0 million.  In May 2007, the Company entered into an agreement with the holder of the convertible debentures to repurchase its outstanding 3,000,000 common share purchase warrants at a purchase price of $252 thousand in connection with the Arrangement.  The difference between the repurchase liability and the carrying amount of the warrants has been recorded as APIC.

SUPPLEMENTARY INFORMATION
Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Unaudited
Three and nine months ended February 28, 2010 and 2009

Under Canadian GAAP, prior to the adoption of Section 3855, deferred financing costs were amortized over the five-year life of the debentures.  As a consequence of the adoption of Section 3855, deferred financing costs at June 1, 2007 were reclassified and reduced the carrying value of the debentures.  Under Canadian GAAP, deferred financing costs were recognized in the consolidated statements of operations and comprehensive income as accretion expense.

Each reporting period, the Company was required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures would have been their face value of $15.0 million.  Up to May 31, 2009, the Company has recognized $1.0 million in accretion expense.  This accretion expense had increased the carrying value of the convertible debentures from $13.9 million to $14.9 million at May 31, 2009.

(ii)           Stock-based compensation:

Under Canadian GAAP, effective June 1, 2004, the Company adopted the fair value-based method of accounting for employee stock options granted on or after June 1, 2002, retroactively without restatement as allowed under the transitional provisions of The Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments.  As a result, the opening balances of deficit and stock options were increased by $2.8 million at June 1, 2004.

Under U.S. GAAP, effective June 1, 2006, the Company recognizes in the statement of operations and comprehensive income all share-based payments to employees, including grants of employee stock options, based on their fair values.  Previously under U.S. GAAP the Company accounted for share-based compensation transactions with employees, using the intrinsic value method.

 The Company adopted the fair value method using the modified prospective method, which requires the application of the accounting standards as of June 1, 2006.  In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of the change in accounting principle.

Stock-based compensation expense recognized during the period is based on the value of the portion of stock-based payment awards that is ultimately expected to vest.  Stock-based compensation expense recognized in the consolidated statement of operations and comprehensive income during fiscal 2007 included compensation expense for stock-based payment awarded prior to, but not yet vested as of June 1, 2006 based on the estimated fair value at grant date.   Stock-based compensation expense recognized in statement of operations and comprehensive income for awards granted commencing fiscal 2007 is based on estimated fair value at grant date, and has been reduced for estimated forfeitures.  Under U.S GAAP, the Company estimates forfeitures at the time of grant and revises, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  There was no material cumulative effect adjustment to APIC relating to estimating forfeitures on recognized stock-based compensation cost in prior periods.

SUPPLEMENTARY INFORMATION
Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Unaudited
Three and nine months ended February 28, 2010 and 2009

In the three-month period ended February 28, 2010, the Company recognized a stock-based compensation expense of $113 thousand (2008 - $120 thousand) which compares to an expense of $94 thousand (2008 -$111 thousand) under Canadian GAAP resulting in a higher expense by $19 thousand (2008 - $9 thousand) under U.S. GAAP.  For the nine-month period ended February 28, 2010 the Company recognized an expense of $123 thousand (2008 - $377 thousand) which compares to $110 thousand (2008 - $347 thousand) under Canadian GAAP resulting in a higher expense by $13 thousand (2008 - $30 thousand).  The expense represents the amortization applicable to the current periods of the estimated fair value of options granted since June 1, 2002 net of the recovery of expense related to the forfeiture of unvested options in the current periods.

The allocation of stock-based compensation expense in the unaudited interim consolidated statements of operation is as follows:

(amounts in 000's)	Three months ended February		Nine months ended February
	2009	2008	2009	2008
Research and development	$61	$34	$67	$107

General and administrative	52	86	56	270

Total	$113	$120	$123	$377

The Company used the Black-Scholes valuation model to determine the fair value of options granted in each of the fiscal years beginning in 2007 and valuation assumptions are consistent with those used under Canadian GAAP for each period presented.

As at February 28, 2010, the aggregate intrinsic values for options outstanding and options exercisable are $205 thousand and $41 thousand, respectively.  There were no options exercised during the three and nine month periods ended February 28, 2010 and 2009.

The weighted average remaining contractual term of options exercisable as at February 28, 2010 is 6.9 years.

Total unrecognized compensation cost relating to unvested stock options at February 28, 2010, prior to the consideration of expected forfeitures, is approximately $340 thousand and is expected to be recognized over a weighted average period of 1.6 years.

(iii)           Short-term investments:

Under U.S. GAAP, as of May 31, 2008, the Company reclassified short-term investments as “available for sale” due to the uncertainty of the Company’s ability to hold these investments until their stated maturity date In the consolidated statement of operations and comprehensive income for the three and nine months ended February 28, 2010 the Company recognized a net unrealized gain of $nil and $3 thousand, respectively that has been reclassified to other comprehensive income in accordance with U.S. GAAP (2009 - $6 thousand during the three and nine month periods).

SUPPLEMENTARY INFORMATION
Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Unaudited
Three and nine months ended February 28, 2010 and 2009

(c)	Consolidated statements of cash flows:

There are no differences between Canadian and U.S. GAAP that impact the consolidated statements of cash flows.

(d)	Investment tax credits:

Prepaid expenses and other assets as at February 28, 2010 include investment tax credits receivable of $200 thousand (May 31, 2009 - $600 thousand).

Under Canadian GAAP, investment tax credits and other research and development credits are deducted from research and development expense for items of a current nature, and deducted from property and equipment for items of a capital nature.  Under U.S. GAAP, these tax credits would be reclassified as a reduction of income tax expense.  The tax credit results in higher research and development expense and corresponding income tax recovery with no net impact on earnings (loss) during the three and nine month periods ended February 28, 2010 and 2009.

(e)	Income taxes:

In accordance with U.S. GAAP, the Company uses enacted tax rates to record the future tax balances arising from temporary differences, whereas, under Canadian GAAP, the Company uses substantively enacted tax rates to record its future tax balances. As a result of the difference between substantively enacted tax rates and enacted tax rates at February 28, 2010, the gross future tax asset recognized under U.S. GAAP would be lower than that recorded in accordance with Canadian GAAP.  However, since the Company has a full valuation allowance against the future tax assets, there are no measurement differences in the net future tax assets between Canadian and U.S. GAAP as of February 28, 2010.

 The Company does not expect significant changes in its unrecognized tax benefits for the next 12 months.

The Company and its Canadian subsidiary each file Canadian federal and provincial income tax returns.  The Company, its subsidiaries and former subsidiary remain open to tax examinations by the Canadian federal and provincial tax authorities for years ended after the 2003 and 2002 taxation years, respectively.

The Company's former U.S. subsidiary filed U.S. federal and state income tax returns.  The former U.S. subsidiary is subject to federal and state income tax examinations by U.S. tax authorities for taxation years ended May 31, 2008 and 2009.

The Company recognizes any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  During the three and nine months ended February 28, 2010 and 2009, there was no such interest or penalties.

SUPPLEMENTARY INFORMATION
Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Unaudited
Three and nine months ended February 28, 2010 and 2009

(f)	Fair value of financial assets:

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. The adoption of this standard did not have an impact on the results of operations or financial position other than the additional disclosures as shown below.

 (i)  Fair value hierarchy:

The Company maximizes the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The Company utilizes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value.  A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  The Company prioritizes the inputs into three levels that may be used to measure fair value:

•	Level 1 - applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

•
Level 2 - applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

•	Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

(ii)      Assets measured at fair value on a recurring basis:

Assets measured at fair value on a recurring basis as of February 28, 2010 and May 31, 2009 were as follows:

February 28, 2010

(amounts in 000’s)	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$888	$-	$-	$888

Short-term investments, consisting of guaranteed investment certificates	-	244	-	244
Total	$888	$244	$-	$1,132

SUPPLEMENTARY INFORMATION
Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Unaudited
Three and nine months ended February 28, 2010 and 2009

May 31, 2009

(amounts in 000’s)	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$5,374	$-	$-	$5,374

Short-term investments, consisting of guaranteed investment certificates	-	490	-	490
Total	$5,374	$490	$-	$5,864

Level 2 fixed income securities are priced using quoted market prices for similar instruments, non-binding market prices that are corroborated by observable market data.

The Company does not carry any liabilities that are measured at fair value on a recurring basis.

(g)	Adoption of new accounting pronouncements under U.S. GAAP:

In February 2008, the FASB issued FSP FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”), which is primarily codified in ASC Topic 820 and delays the effective date of SFAS 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the beginning of the Company’s fiscal 2010 year.  The adoption of this standard, when applied to non-financial assets and non-financial liabilities, did not have a material impact on the results of operations or financial position.

In December 2007, the FASB issued Statement No. 141R, which is primarily codified in ASC Topic 805,and requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination to be recorded at full fair value.  ASC Topic 805 applies to all business combinations, including combinations among mutual entities and combinations by contract alone.  Under ASC Topic 805, all business combinations will be accounted for by applying the acquisition method.  ASC Topic 805 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, specifically June 1, 2009 for the Company. As the Company did not enter into any business combination transactions on or after June 1, 2009, the adoption of this standard did not have any impact on the consolidated interim financial statements.

In December 2007, the FASB issued Statement No. 160, which is primarily codified in ASC Subtopic 810-10,  and requires non-controlling interests (previously referred to as minority interests) to be treated as a separate component of equity, not as a liability or other item outside permanent equity.  ASC Subtopic 810-10 applies to the accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements.  ASC Subtopic 810-10  is effective for annual periods beginning on or after December 15, 2008, specifically June 1, 2009 for the Company.  The adoption of this standard did not have an impact on the results of operations or financial position.

In December 2007, the FASB ratified EITF No. 07-1, Accounting for Collaborative Agreements ("EITF 07-1"), which is primarily codified in ASC Topic 808 and provides guidance on how the parties to a collaborative agreement should account for costs incurred and revenue generated on sales to third parties, how sharing payments pursuant to a collaboration agreement should be presented in the income statement and certain related disclosure requirements.  ASC Topic 808 is effective for the first annual or interim reporting period beginning after December 15, 2008, specifically June 1, 2009 for the Company and should be applied retrospectively to all prior periods presented for all collaborative arrangements existing as of the effective date. The adoption of this standard did not have an impact on the results of operations or financial position.

In June 2009, the FASB issued Statement No. 168 ("SFAS 168"), The FASB Accounting Standards Codification™ ("Codification") and the Hierarchy of Generally Accepted Accounting Principles to replace SFAS 162, The Hierarchy of Generally Accepted Accounting Principles, which became effective November 13, 2008.  The Codification will become the source of authoritative United States GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative United States GAAP for SEC registrants. On the effective date of this statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards.  All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 did not have an impact on the Company’s interim consolidated financial statements other than changes to note disclosures.

SUPPLEMENTARY INFORMATION
Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Unaudited
Three and nine months ended February 28, 2010 and 2009

(h)
ASC Topic 855 “Subsequent Events” formerly SFAS 165 (“ASC 855”) enhances the current guidance on accounting and disclosure requirements for subsequent events.  The Company adopted ASC 855 effective June 1, 2009; however the adoption did not have a material impact on our results of operations, cash flows or financial position. We have evaluated subsequent events and determined no additional disclosures are required.

(i)	New accounting pronouncements not yet adopted under U.S. GAAP:

In August 2009, the FASB issued the FASB Accounting Standards Update No. 2009-05 “Fair Value Measurement and Disclosures Topic 820 - Measuring Liabilities at Fair Value”, which provides amendments to subtopic 820-10, Fair Value Measurements and Disclosures - Overall, for the fair value measurement of liabilities.  This update provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques: 1. A valuation technique that uses: a. The quoted price of the identical liability when traded as an asset b. Quoted prices for similar liabilities or similar liabilities when traded as assets. 2. Another valuation technique that is consistent with the principles of topic 820; two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The amendments in this update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. The amendments in this update also clarify that both a quoted price in an active market for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.  The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-08 “Earnings Per Share - Amendments to Section 260-10-S99”, which represents technical corrections to topic 260-10-S99, Earnings per share.  The Company does not expect the adoption of this update to have a material impact on its consolidated financial position, results of operations or cash flows.

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. This update addressed the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than a combined unit and will be separated in more circumstances than under existing US GAAP. This amendment has eliminated the residual method of allocation and is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect the provisions of ASU 2009-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

SUPPLEMENTARY INFORMATION
Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Unaudited
Three and nine months ended February 28, 2010 and 2009

(j)	Consolidated statement of shareholders' equity (deficiency) for the period from May 31, 1998 to February 28, 2010:

	Number of Shares (000's)	Amount	Warrants	Contributed Surplus/AIPC	Accumulated Other Comprehensive income ( loss)	Deficit	Total
Balance May 31, 1998	36,785	$37,180	$-	$667		$(32,946)	$4,901
Exercise of special warrants	5,333	1,004		(1,217)			(213)
Exercise of stock options	46	48					48
Issue of warrants				1,217			1,217
Issue of special warrants				213			213
Other issuances	583	379					379
Deficit						(4,623)	(4,623)
Balance May 31, 1999	42,747	$38,611	$-	$880		$(37,569)	$1,922
Exercise of warrants	12,591	7,546		(534)			7,012
Issuance of special and purchase warrants				8,853			8,853
Issuance of public offering	15,333	41,952		659			42,611
Issued on acquisition	36,050	14,000					14,000
Exercise of units	893	1,821		(321)			1,500
Issuance under alternate compensation plan	18	15					15
Exercise of special warrants	30,303	8,438		(8,438)			-
Exercise of stock options	1,730	1,113					1,113
Stock based compensation		869					869
Deficit						(8,599)	(8,599)
Balance May 31, 2000	139,665	$114,365	$-	$1,099		$(46,168)	$69,296
Exercise of warrants	168	93		(25)			68
Issuance under alternate compensation plan	28	49					49
Exercise of stock options	2,550	1,866					1,866
Stock based compensation		351					351
Deficit		82				(15,213)	(15,131)
Balance May 31, 2001	142,411	$116,806	$-	$1,074		$(61,381)	$56,499
Exercise of compensation warrants	476	265		(71)			194
Exercise of stock options	1,525	1,194					1,194
Stock based compensation		(100)					(100)
Deficit						(13,488)	(13,488)
Balance May 31, 2002	144,412	$118,165	$-	$1,003		$(74,869)	$44,299
Exercise of stock options	873	715					715
Stock based compensation		558					558
Deficit						(16,634)	(16,634)
Balance May 31, 2003	145,285	$119,438	$-	$1,003		$(91,503)	$28,938
Share issuance	26,220	24,121		4,325			28,446
Exercise of stock options	289	171					171
Stock based compensation		(88)					(88)
Other issuances		28					28
Deficit						(30,301)	(30,301)

SUPPLEMENTARY INFORMATION
Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Unaudited
Three and nine months ended February 28, 2010 and 2009

	Number of Shares (000's)	Amount	Warrants	Contributed Surplus/AIPC	Accumulated Other Comprehensive income ( loss)	Deficit	Total
Balance May 31, 2004	171,794	$143,670	$-	$5,328		$(121,804)	$27,194
Interest payment	421	300					300
Exercise of stock options	276	112					112
Expiry of compensation options				1,405			1,405
Issuance under alternate compensation plan	50	37					37
Issuance of warrants				1,048			1,048
Deficit						(20,298)	(20,298)
Balance May 31, 2005	172,541	$144,119	$-	$7,781		$(142,102)	$9,798
Interest payment	2,153	882					882
Stock based compensation				56			56
Deficit						(16,388)	(16,388)
Balance May 31, 2006	174,694	$145,001	$-	$7,837		$(158,490)	$(5,652)
Share issuance	33,800	11,641					11,641
Interest payment	3,726	1,050					1,050
Exercise of stock options	46	22		(9)			13
Repurchase of Warrants				(252)			(252)
Stock Based Compensation				697			697
Deficit						(9,150)	(9,150)
Balance May 31, 2007	212,266	$157,714	$-	$8,273	$-	$(167,640)	$(1,653)
Interest payment	5,383	1,029					1,029
Stock Based Compensation				767			767
Other comprehensive loss					(20)		(20)
Deficit						(5,526)	(5,526)
Balance May 31, 2008	217,649	$158,743	$-	$9,040	$(20)	$(173,166)	$(5,403)
Interest payment	2,038	217					217
Share issuance	28,539	2,790		99			2,889
Warrants issued			417				417
Deficit						(1,971)	(1,971)
Balance August 31, 2008	248,226	$161,750	$417	$9,139	$(20)	$(175,137)	$(3,851)
Interest payment	2,989	201					201
Stock Based Compensation				158			158
Deficit						(2,021)	(2,021)
Balance November 30, 2008	251,215	$161,951	$417	$9,297	$(20)	$(177,158)	$(5,513)
Interest payment	3,406	160					160
Stock Based Compensation				120			120
Other comprehensive income					6		6
Deficit						(2,157)	(2,157)
Balance February 28, 2009	254,621	$162,111	$417	$9,417	$(14)	$(179,315)	$(7,384)
Interest payment	2,187	129					129
Stock Based Compensation				108			108
Other comprehensive income					4		4
Deficit						(1,586)	(1,586)

SUPPLEMENTARY INFORMATION
Reconciliation of Canadian and United States Generally Accepted Accounting Principles - Unaudited
Three and nine months ended February 28, 2010 and 2009

	Number of Shares (000's)	Amount	Warrants	Contributed Surplus/AIPC	Accumulated Other Comprehensive income ( loss)	Deficit	Total
Balance May 31, 2009	256,808	$162,240	$417	$9,525	$(10)	$(180,901)	$(8,729)
Interest payment	202	15					15
Stock Based Compensation				99			99
Other comprehensive income					1		1
Deficit						10,143	10,143
Balance August 31, 2009	257,010	$162,255	$417	$9,624	$(9)	$(170,758)	$1,529
Share issuance	41,000	1,626					1,626
Warrants issued			609				609
Stock Based Compensation				(89)			(89)
Other comprehensive income					2		2
Deficit						(1,268)	(1,268)
Balance November 30, 2009	298,010	$163,881	$1,026	$9,535	$(7)	$(172,026)	$2,409
Stock Based Compensation				113			113
Deficit						(1,362)	(1,362)
Balance February 28, 2010	298,010	$163,881	$1,026	$9,648	$(7)	$(173,388)	$1,160